As filed with the Securities and Exchange Commission on March 23, 2000                          CIK:  0001035270
                                                                                Registration No. 333-93475

                                   =============================================
                                         SECURITIES AND EXCHANGE COMMISSION
                                               Washington, D.C. 20549
                                             ---------------------------
                                         POST-EFFECTIVE AMENDMENT No. 1 to
                                                     FORM SB-2
                                               REGISTRATION STATEMENT
                                                       UNDER
                                             THE SECURITIES ACT OF 1933
                                             ---------------------------

                                    PIF/Cornerstone Ministries Investments, Inc.
                                  (Name of small business issuer in its charter)

            Georgia                                     6531                                    58-2232313
(State or jurisdiction of incorporation or  (Primary Standard Industrial       (I.R.S. Employer Identification No.)
          organization)                      Classification Code Number)

                                          6030 Bethelview Road, Suite 101
                                               Cumming, Georgia 30040
                                                    404.323.3311
           (Address and telephone number of principal executive offices and principal place of business)

                           Cecil A. Brooks, Chairman, President, Chief Executive Officer
                                    PIF/Cornerstone Ministries Investments, Inc.
                                          6030 Bethelview Road, Suite 101
                                               Cumming, Georgia 30040
                                                    404.323.3311
                                 (Name, address and telephone of agent for service)

                                             ---------------------------

                                                     Copies to:
                                                     Drew Field
                                                 534 Pacific Avenue
                                              San Francisco, CA 94133
                                                    415.296.9795

                                             ---------------------------

                    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                                             ---------------------------

                                       CALCULATION OF REGISTRATION FEE
===================================================================================================================
   Title of each                          Dollar        Proposed maximum       Proposed maximum
class of securities                    Amount to be     offering price        aggregate offering       Amount of
 to be registered                       registered    per share/certificate          price         registration fee
-------------------------------------------------------------------------------------------------------------------

Common Stock, without par value        $ 2,275,000         $  6.50             $ 2,275,000             $ -
Series B Certificates of Indebtedness  $17,000,000         $500.00             $17,000,000             $ -
                                                                               Total                   $ -

         The  registrant  hereby  amends this  registration  statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further  amendment which  specifically  states that this registration  statement shall thereafter  become effective in accordance with Section 8(a) of the Securities Act of
1933 or until the registration statement shall become effective on such date as the Commission,  acting pursuant to said Section 8(a), may determine.

         If any of the securities on this Form are to be offered on a delayed or continuous  basis pursuant to Rule
415 under the Securities Act of 1933, check the following: X
                                                          ---

                                EXPLANATORY NOTE

The registration statement, and this post-effective amendment, contain two forms of prospectus, one to be used in connection with an offering of common stock and one to be used in a concurrent offering of certificates of indebtedness. The common stock prospectus and the certificate of indebtedness prospectus are identical in all respects except for the front cover page. The front cover page for the certificate of indebtedness prospectus included in this registration statement is labeled "Alternate Certificate of Indebtedness Page." The form of common stock prospectus is included in this post-effective amendment no. 1 to the registration statement and the form of the front cover page of the certificate of indebtedness prospectus follow the common stock prospectus.

                                 350,000 SHARES
                    Cornerstone Ministries Investments, Inc.

                                  COMMON STOCK

                            -------------------------

         Cornerstone Ministries Investments, Inc. is offering these 350,000 shares of common stock directly to investors and also through selected securities broker-dealers, on a best efforts basis.

         The shares have been approved for listing on the Chicago Stock Exchange after completion of the offering.

         This offering will end when all the shares have been purchased or earlier, if we decide to close the offering.

                            -------------------------

         This offering involves a high degree of risk. See "Risk Factors" beginning on page 4.

                            -------------------------

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the shares or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

================================================================================
                            Public         Broker-dealer
                          Offering         Discounts and         Proceeds to
                             Price          Commissions             CMI
--------------------------------------------------------------------------------
  Per Share                $6.50            $0.455               $6.045
--------------------------------------------------------------------------------
  Total                    $2,275,000       $159,250             $2,115,750
================================================================================

                            -------------------------

                 The date of this Prospectus is___________, 2001

                 Supplement to the prospectus dated May 1, 2000

(This Supplement is available only to persons who have received the prospectus dated May 1, 2000 . You may request a copy of that prospectus, by calling 800.637.8304, by fax to 678.455.1114, by email to info@cmiatlanta.com or by mail to 6030 Bethelview Road, Suite 101, Cumming, GA 30040.)

                     Management's Discussion and Analysis of
                              Results of Operations

Merger with Presbyterian Investors Fund, Inc.

On December 29, 2000 Presbyterian Investors Fund, Inc., a not for profit corporation, merged into Cornerstone Ministries Investments, Inc. The name of the merged entity became PIF/Cornerstone Ministries Investments, Inc.

The $ 23,280,643 in assets from PIF are primarily performing church loans and cash held in money market accounts awaiting distribution according to outstanding loan commitments. The $ 23,280,643 in liabilities assumed are primarily Certificates of Participation in three loan funds. These are fixed term, fixed rate securities that are either unsecured or collateralized by specific loan assets.

PIF/CMI had assets on December 31, 2000 of $31,124,693; liabilities of $28,542,096; and a total equity of $2,582,597.

Overview of operations

Since their inception, both CMI and PIF have been focused on serving only faith-based organizations, principally churches. We also offer specialized programs for churches and non-profit sponsors of senior housing and affordable housing programs. While our earnings have historically come from financing churches, that began to change during the last quarter of 2000 as CMI began to realize revenues from investment in senior and affordable housing projects.

PIF/CMI generates revenue from origination and renewal fees on loans, interest on these loans, gains on the sale of property and interest on money market accounts. We also receive limited lease income, but we are no longer pursuing a lease/purchase strategy. We currently charge a 10% fee on new loans and renewal fees of as much as 5% of the outstanding balance of the renewing loan. Our interest rate on all new loans is currently from 10% to 12%. Some loans are participating loans, enabling PIF/CMI to receive income from the gains on the sale of property for which it has provided financing. The participation percentage varies between 25% and 33% of the gains on the sale of real estate.

Comparison of Periods Ending December 31, 1999 and December 31, 2000

                                     Income

         General. Assets increased from $4,502,381 at the end of 1999 to $31,124,693 at the end of 2000, as a result of the merger with PIF and the sale of CMI's stock and certificates. The December 29, 2000 merger was too late to materially affect income for the year. Gross income was $534,336 for 1999 and $912,396 for 2000. Net income for these periods, before dividends but after taxes, was $116,138 and $214,228. The increase in gross and net income is the result of increased investable assets resulting from the sale of shares and certificates.

Total loans outstanding on December 31, 1999 were $3,412,979 and $26,469,809 on December 31, 2000. Our other assets at the end of 2000 included $273,500 in investments in church bonds and $869,066 in interest receivable. We also had investments in liquid securities of $2,181,280, as required by PIF's financing terms.

         Interest Income. Interest income on loans increased during the year 2000, from 148,758 to 432,590, largely as a result of additional loans made during this period. The total increase in loans outstanding, prior to the merger with PIF was $1,981,212, from $3,412,979 at December 1999 to $5,394,191 at
December 29, 2000. The loan balance as of December 31, 2000, reflecting the effects of the merger was $26,469,809. Pro forma loan interest income for the full year 2000 for the combined companies would have been $2,244,862.

Investment interest income prior to the merger decreased from $34,453 to $19,410, reflecting a more rapid deployment of available funds into loans. PIF, prior to the merger, earned $193,166 in investment interest income in 2000, plus $27,631 in bond interest income.

         Fee Income. Fee income for the twelve months ending December 31, 2000 was $478,806 versus $263,162 for the same period in 1999. The increase is the result of additional loans being made during the course of the year out of increased funds arising from the sale of stock and certificates, as well as some limited refinancing of existing loans by third parties, providing some additional loanable assets. Total pro forma fee income for the combined entities for the twelve months ending December 31, 2000 was $1,308,140.

         Income from the sale of property. CMI did not realize any income from the sale of property during the year 2000. By the end of 1999, CMI had disposed of most of the property to which it held title. None of its participating loans had sold property during the course of the year. PIF/CMI currently holds title to one property, in Soddy Daisy, TN, which it expects to sell during the year 2001.

Expenses

         Interest Expenses. As a result of its growth in assets, and as a result of drawing $750,000 from its line of credit, CMI experienced an increase in interest expense from $209,541 to $314,871. This increase in interest expense, in addition to the interest expense on the LOC of $53,360, is a result of a net increase in outstanding certificate principal of $1,692,864, from $3,063,334 to $4,756,198. The company began sales of its Series B Certificates of Participation in May 2000 and the increase is the net of sales less $55,000 in principal balance of certificates that matured. From the proceeds of the current offering of stock and certificates, the company fully repaid its LOC prior to the merger with PIF. The combined pro-forma interest expense for 2000, reflecting the merger, was $2,354,546.

         Marketing and Selling Expenses. To date, CMI has not committed substantial resources for marketing its lending capabilities because of the continuing backlog of projects with which it has been approached. Total promotional expenses in 2000 were $21,435, an increase of $14,000 over expenses in 1999.

         Operating and Administrative Expenses. Operating and administrative expenses totaled $152,092 in 1999 and $196,072 in 2000. This increase can be attributed to having a larger asset base on which administrative services are calculated. Prior to the merger, CMI paid PIF an administrative services fee of 1.5% of assets. This component of operating and administrative fees increased from $47,400 to $76,125. Other areas of expense increase were: accounting, from $7,595 to $12, 373; legal expense, from $3,265 to $10,925; as well as other smaller increases. CMI also experienced some reduction in expenses between 1999 and 2000: from $43, 257 to $3,964 in consulting fees and from $15,256 to $9,363 in trust service fees.

Selling commissions are paid in cash but capitalized over three, five, and seven years depending on whether a three-year certificate, five-year certificate or common stock is sold. Commissions increased from $18,046 in 1999 to $36,716 in 2000 as certificates and common stock have been sold in the current offering, which commenced in May 2000. Commission expense, and the accompanying capitalized assets will increase as securities continue to be sold.

Amortized legal expenses increased as a result of the new offering in the year 2000. Legal expenses associated with both the 1998 offering and the 2000 offering are capitalized and amortized. We capitalized and are amortizing the costs associated with the transfer of registrar, paying agent, and trustee services.

         Taxes. CMI paid taxes of $56,567 in 1999 on pre-tax income of $172,705. We estimate taxes for the year 2000 will be approximately $130,166 on pre-tax income of $344,394. Total expenses, including taxes, for 1999 were $418,200 and $717,578 for 2000.

Dividends

         We paid quarterly dividends totaling $1.00 per share during 1999, for an annual rate based on the initial stock offering price of 10%. In January of 2000 the Board of Directors voted to split the existing shares, reducing their price from $10.00 per share to $6.50 per share and increasing the number of shares outstanding. The Board also elected to change the payment of dividends from quarterly to semi-annual periods. During 2000 the Board declared semi-annual dividends of $0.78 each per share, for an annualized return of 12%.

Liquidity and Capital Resources

         Cash from Operations. Net cash provided from operating activities in 1999 was $19,215 and for 2000 was $1,540,958.

         Cash from Financings. CMI began operations in 1996 with an initial investment of $510,000 from individuals and PIF. CMI's first offering of stock and certificates in 1998 raised a total of $3,747,306.

         Current Offering. CMI is currently seeking new capital of up to $19,275,000, consisting of $2,275,000 in common stock (shares priced at $6.50 per share) and $17,000,000 in unsecured debt. This offering began in May 2000. Through December 31, 2000, 214,035 shares had been sold, raising $1,391,228, and an additional $1,754,922 in certificates had been sold. The total realized from this ongoing offering is $3,146,150. A portion of these new investments came from maturing investments in PIF.

We believe that additional sales of new investments from the current and planned offerings, as well as cash on hand, expected refinancings and sales of existing loans, will be sufficient to meet our capital needs for the next quarter. The amount and timing of our future capital requirements will depend on factors such as the origination and funding of new investments, the costs of additional underwriting and marketing efforts, and general expenses of operations.

Effects of Inflation

Inflation, which has been limited during the course of our operating history, has had little effect on operations and we do not believe it will have a significant effect on our cost of capital or on the rates that we charge on our loans. Inflation resulting in increased prices for real estate could potentially increase the gains realized from the sale of property, while at the same time decrease the ability of some potential clients to purchase, finance, or lease a property.

                          Index to financial statements

     Audited financial statements, December 31, 2000 and December 31, 1999:

          Independent Auditors' Report                                  F-1

          Balance Sheets                                                F-2

          Statement of Income and Retained Earnings                     F-3

          Statements of Changes in Stockholders' equity                 F-4

          Statements of Cash Flows                                      F-5

          Notes to Financial Statements                                 F-6

                             T. JACKSON McDANIEL III

                           Certified Public Accountant
                               1439 McLendon Drive
                                     Suite C
                                Decatur, GA 30033
                                 (770) 491-0609

To the Board of Directors
Cornerstone Ministries Investments, Inc.


I have audited the accompanying balance sheet of Cornerstone Ministries Investments, Inc. as of December 31, 2000, 1999 and 1998 and the related statements of income, retained earnings, and cash flows for the for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Ministries Investments, Inc. as of December 31, 2000, 1999 and 1998 and results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

S/T. Jackson McDaniel III

March 12, 2000

CORNERSTONE MINISTRIES INVESTMENTS, INC.
BALANCE SHEET
December 31, 2000, December 31, 1999 and December 31, 1998

ASSETS

                                                         12/31/00         12/31/99          12/31/98
                                                      --------------   -------------      -------------
CURRENT ASSETS
 CASH                                                 $   2,181,280    $    706,035       $    677,576
 ACCOUNTS RECEIVABLE                                         67,085               -                  -
 ACCRUED INTEREST RECEIVABLE                                869,066          46,167              1,948
                                                      --------------   -------------      -------------

           TOTAL CURRENT ASSETS                           3,117,431         752,202            679,524


REAL ESTATE LOANS RECEIVABLE                             26,469,809       3,412,979            625,179

FIXED ASSETS-NET OF ACCUMULATED
 DEPRECIATION                                                 6,689

INTANGIBLE ASSETS-NET OF ACCUMULATED
  AMORTIZATION                                              455,226         332,200            199,510

INVESTMENTS
 REAL ESTATE HELD                                           295,499

OTHER ASSETS
 PREMIUM PAID FOR ASSET ACQUISITION                         500,000
 BOND HOLDINGS                                              273,500
 PREPAID INSURANCE                                            5,507
 DEPOSIT                                                      1,031           5,000                  -
                                                      --------------   -------------      -------------

           TOTAL  ASSETS                              $  31,124,693    $  4,502,381       $  1,504,213
                                                      ==============   =============      =============


LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
 ACCOUNTS PAYABLE                                     $      26,337    $     87,537       $    147,534
 INTEREST PAYABLE                                         2,213,690          83,750              2,697
 INCOME TAXES PAYABLE                                       112,264          30,810                  -
 PAYROLL TAX LIABILITIES                                     34,871
 DIVIDENDS PAYABLE                                          151,974          29,776                  -
 DUE TO CHURCH GROWTH FOUNDATION                             22,240
 RENT DEPOSITS HELD                                             700             700              5,780
                                                      --------------   -------------      -------------

           TOTAL CURRENT LIABILITIES                      2,562,076         232,573            156,011

LONG TERM LIABILITIES-INVESTOR CERTIFICIATES
 INVESTOR CERTIFICATES                                   25,483,051       3,056,276            608,500
 BOND FUND CERTIFICATES                                     474,145
                                                        ------------      ----------      -------------

           TOTAL LONG TERM LIABILITIES                   25,957,196       3,056,276            608,500

 DEFERRED INCOME TAXES                                       22,823          12,372              3,948
                                                      --------------   -------------      -------------

           TOTAL LIABILITIES                             28,542,096       3,301,221            768,459

COMMON STOCK, .01 PAR VALUE,
 10,000,000 SHARES AUTHORIZED,
 397,227  ISSUED AND OUTSTANDING                              3,972           1,191                730

PAID IN CAPITAL                                           2,578,286       1,189,839            729,140

RETAINED EARNINGS (DEFICIT)                                     339          10,130              5,884
                                                      --------------   -------------      -------------

           TOTAL SHAREHOLDER'S EQUITY                     2,582,597       1,201,160            735,754
                                                      --------------   -------------      -------------

TOTAL LIABILITIES AND MEMBER'S EQUITY                 $  31,124,693    $  4,502,381       $  1,504,213
                                                      ==============   =============      =============


                                                                                                    F-2p

                 See accompanying accountant's report and notes to financial statement

CORNERSTONE MINISTRIES INVESTMENTS, INC
STATEMENT OF INCOME
   AND RETAINED EARNINGS
For the years ended December 31, 2000, December 31, 1999
   and December 31, 1998
                                                                        12/31/00              12/31/99               12/31/98
                                                                  -----------------     ------------------         -------------
REVENUES
 Interest Income-Loans                                             $       432,590       $        148,758           $    47,958
 Fees Earned                                                               478,806                263,162                     -
 Rental Income                                                                                      1,452                     -
 Other income                                                                1,000
 Gain on Sale of Real Estate                                                                       86,513                37,280
                                                                  -----------------     ------------------         -------------

 TOTAL REVENUES                                                            912,396                499,885                85,238

OPERATING EXPENSES
 Interest Expense-Investor Certificates                                    314,871                209,541                 6,297
 Interest on Line of Credit                                                 53,360
 Management Fees                                                            76,125                 47,400                     -
 Marketing Expenses                                                         92,239                 33,876                12,716
 Operating Expenses                                                         50,817                 70,816                20,313
                                                                  -----------------     ------------------         -------------

 TOTAL OPERATING EXPENSES                                                  587,412                361,633                39,325

NET INCOME FROM OPERATIONS                                                 324,984                138,252                45,913


OTHER INCOME (EXPENSE)
 Interest Income-Banks                                                      19,410                 34,453                 3,190
 Income Tax Expense                                                       (130,166)               (56,567)              (10,038)
                                                                  -----------------     ------------------         -------------

 TOTAL OTHER INCOME (EXPENSE)                                             (110,756)               (22,114)               (6,848)

NET INCOME                                                         $       214,228       $        116,138           $    39,065

RETAINED EARNINGS (DEFICIT)-BEGINNING OF YEAR                               10,130                  5,884                 5,069

DIVIDENDS                                                                 (224,019)              (111,892)              (38,250)
                                                                  -----------------     ------------------         -------------

RETAINED EARNINGS (DEFICIT)-END OF YEAR                            $           339       $         10,130           $     5,884
                                                                  =================     ==================         =============






                                                                                                                            F-3

                             See accompanying accountant's report and notes to financial statement

CORNERSTONE MINISTRIES INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2000


                                                                                  Retained         Total
                                                   Common         Paid-In         Earnings        Owner's
                                                   Stock          Capital        (Deficit)         Equity
                                                  ---------    --------------    -----------    -------------

           Balance at December 31, 1999            $ 1,191      $  1,189,839      $  10,130      $ 1,201,160

           Net Income (Loss) for the year                                                                  -
            ended December 31, 2000                                                 214,228          214,228

           Dividends declared                                                      (224,019)        (224,019)

           Capital contribution                      2,781         1,388,447                       1,391,228
                                                  ---------    --------------    -----------    -------------

           Balance at December 31, 2000            $ 3,972      $  2,578,286      $     339      $ 2,582,597
                                                  =========    ==============    ===========    =============




                                                                                                          F-4


                    See accompanying accountant's report and notes to financial statement

CORNERSTONE MINISTRIES INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the years ended December 31, 2000, December 31, 1999
  and December 31, 1998
                                                      12/31/00           12/31/98            12/31/98
                                                  ----------------    ---------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash from Operations:
   Net income (loss)                              $       214,228     $      116,138       $    39,065

  Items that do not use
    Cash:
      Amortization                                         31,945             14,332             3,879
  (Increase) Decrease in
    Accounts Receivable                                   (67,085)                 -                 -
  (Increase) Decrease in
    Accrued Interest Receivable                          (822,899)           (44,219)              377
  (Increase) Decrease in
    Intangible Assets                                    (154,971)          (147,022)         (188,636)
  (Increase) Decrease in
    Other Assets                                           (1,538)            (5,000)                -
  Increase (Decrease) in
    Accounts Payable                                      (61,200)           (59,997)          147,534
  Increase (Decrease) in
    Interest Payable                                    2,129,940             81,053             2,697
  Increase (Decrease) in
    Dividends Payable                                     122,198             29,776                 -
  Increase (Decrease) in
    Rent Deposit Payable                                                      (5,080)            4,599
  Increase (Decrease) in
    Income taxes payable                                   81,454             30,810                 -
  Increase (Decrease) in
    Payroll Tax Liabilities                                34,871
  Increase (Decrease) in
    Other Liabilities                                      23,564
  Increase (Decrease) in
    Deferred tax liability                                 10,451              8,424             3,948
                                                  ----------------    ---------------      ------------

Net Cash Provided (Used) by
  Operating Activities                                  1,540,958             19,215            13,463

Cash Flows From Investing Activities:
  Real Estate Purchased                                  (295,499)
  Effect of PIF Asset Acquisition                        (308,966)
  Loans purchased                                     (21,720,888)                 -                 -
  Loans made                                           (3,387,451)        (3,552,450)         (364,585)
  Loan principal repayments received                    2,051,509            764,874           162,703
                                                  ----------------    ---------------      ------------
Net Cash Provided (Used) by

  Investing Activities                                (23,661,295)        (2,787,576)         (201,882)

Cash Flows From Financing Activties:
  Stock subscriptions sold                              1,391,228            461,160           219,870
  Certificates of Indebtedness Issued                   1,699,922
  Certificates of Indebtedness Acquired                20,726,853          2,417,776           608,500
  Dividends Paid                                         (222,421)           (82,116)          (38,250)
                                                  ----------------    ---------------      ------------

Net Cash Provided by Financing Activities              23,595,582          2,796,820           790,120

Net Increase (Decrease)
  in Cash:                                              1,475,245             28,459           601,701
Cash-Beginning of Year                                    706,035            677,576            75,875
                                                  ----------------    ---------------      ------------

Cash-End of Year                                  $     2,181,280     $      706,035       $   677,576
                                                  ================    ===============      ============

During the year ended December 31,  2000 the Company                                                F-5
 paid cash interest of $317,360

                    See accompanying accountant's report and notes to financial statement

                    CORNERSTONE MINISTRIES INVESTMENTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 1 - Summary of Significant Accounting Policies

(A) Conformity  with  Generally  Accepted  Accounting  Principles and Accounting
Method

The accounting policies of the Company conform to generally accepted accounting principles consistent to its industry. The Company uses the accrual method of accounting.

(B) Description of Company's Operations

The Company is in the business of originating and purchasing Mortgage loans on Church and Church related properties. Costs associated with loan applications received directly from borrowers are expensed as period costs.

The Company is also in the business of investing in Church and Church related real estate for the purpose of 1)selling at a profit, 2)leasing to Churches and Church related activities.

(C) Organizational Information

The Company is a corporation organized under the laws of the State of Georgia.

(D) Organizational Expenses

The expenses associated with organizing the corporation and beginning business are have been capitalized and are being amortized over 60 months.

(E) Provision for Loan Losses

Management is of the opinion that losses arising from the default of Church or Church related loans are not probable or reasonably estimated. Management has an aggressive policy of working out any potential problem loans before they reach the default stage. As of the balance sheet date no loan is in arrears in a material amount. Therefore, no allowance for loan losses is reflected in the accompanying statements.

(F) Comparative Data

The Balance Sheet information for the years ended December 31, 1999 and December 31, 1998 are presented for comparative purposes and are not intended to be complete financial statement presentations.

                    CORNERSTONE MINISTRIES INVESTMENTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

(G) Accrued Interest Income

Interest income is accrued monthly on the outstanding balance of loans receivable.

(H) Accrued Interest Expense

Interest on Certificates of Indebtedness is accrued semiannually from the date of issuance, and may be paid semiannually. Investors holding five year certificates in multiples of $10,000 may receive interest monthly.

(G) Cash and Cash Equivalents

Cash and cash equivalents include checking accounts and short term certificates with original maturities of 90 days of less.

NOTE 2 - LEASE COMMITMENTS

The Company currently has no lease commitments. For the year ended December 31, 2000 the Company shared office space at no cost with its largest shareholder. Subsequent to December 31, 2000 the Company continued this arrangement on a month to month basis until it occupied new office space on February 28, 2001. (See NOTE

NOTE 3 - REAL ESTATE LOANS RECEIVABLE

At December 31, 2000, 1999, and 1998 the Company had Real Estate Loans Receivable from Churches totaling $26,469,809, $3,412,979, and $625,179 respectively. These loans mature over a period beginning in 2001 and ending in 2012. Of the total loans receivable at December 31, 2000 $21,720,888) were acquired as a result of the PIF Acquisition (See NOTE

NOTE 4 - INTANGIBLE ASSETS

Intangible assets consist of costs incurred to 1) organize the Company, 2) costs of registering the Company's equity and debt securities, 3) developing the Prospectus for registering of the Company's securities, and 4) commissions paid and/or accrued on the sale of debt securities and equity securities. These intangibles are amortized on a straight line basis periods of 5 to 40 years.

                    CORNERSTONE MINISTRIES INVESTMENTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 5 - INCOME TAXES

Income taxes payable and the corresponding expense on The Company's net income for the years ended December 31, 2000, December 31, and 1998, December 31, 1997 has been computed as follows:

                               12/31/1999         12/31/1999        12/31/1998
                             ---------------    ---------------    -------------

Current:    Federal           $ 101,519          $    36,044       $     4,128
            State                18,195                8,151             1,962


Deferred    Federal               9,058               10,747             2,820
            State                 1,394                1,625             1,128
                             ---------------    ---------------    -------------

                              $ 130,166          $    56,567       $    10,038
                             ===============    ===============    =============

Deferred income taxes arise because of timing differences between financial accounting and tax accounting rules for the deductibility of intangible amortization expense.

NOTE 6 - CASH CONCENTRATION

A cash concentration risk arises when the Company has more cash in one financial institution then is covered by insurance. At December 31, 2000, December 31, 1999 and December 31, 1998 the Company had cash in one institution that was over the amount insured by the FDIC of $2,081,280 $606,035, and $577,576.

NOTE 7 - SIGNIFICANT BUSINESS CONCENTRATION

At December 31, 2000 the Company has loans receivable derived from lending activities of $26,469,809. Of this amount $5,155,426 or approximately 19.5% of the total loan portfolio of the Company is from one entity. This entity borrowed the funds to finance an Phase I of an Assisted Living Facility in Ft. Pierce, Fl. At December 31, 2000 this facility had not yet opened. However, subsequent to year end, the financed facility opened Phase I.

NOTE 8-NAME CHANGE

Prior to the year ended December 31, 1998, the Company was named "Cornerstone Ministries Fund, Inc.". During the year ended December 31, 1998, the Company changed its name to "Cornerstone Ministries Investments, Inc." to allow it to register its securities in all 50 states and to more correctly identify it with its mission.

                    CORNERSTONE MINISTRIES INVESTMENTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 10-SECURITIES OFFERING

In December 1999 The Company filed a FORM SB-2 Registration Statement under The Securities Act of 1933. Under this Registration Statement it is The Company's intent to raise approximately $19,275,000 in additional capital. This is to be accomplished through the issuance of $2,275,000 in additional Common Stock and $17,000,000 in new Certificates of Indebtedness.

As of the date of the accompanying accountant's report the company has an additional 2,781 shares of stock as a result of this offering..

NOTE 11-STOCK SPLIT

In December of 1999 the board of directors authorized a split its stock in a ratio of approximately 1.53 to 1. This split was effected for shareholders of record on January 2, 2000, and effected as of January 15, 2000. The split has no effect on the earnings or cash position of the company at December 31, 2000.

NOTE 12-ACQUISITION OF ASSETS OF PRESBYTERIAN INVESTORS FUND, INC.

On October 11, 2000 the Board of Directors agreed to acquire certain assets of the Presbyterian Investors Fund, Inc. (PIF). PIF was in the business of originating and purchasing loans made to churches that are members of The Presbyterian Church in America (PCA). The acquisition price was determined by an evaluation of the loan portfolio the PIF and was to be paid by the assumption of certain liabilities of PIF plus a premium to be paid for the assets that was not to be less than $500,000. This acquisition was closed on December 29, 2000 effective as of that date. The financial statements to which these footnotes are a part include the results of that acquisition.

NOTE 13-SUBSEQUENT EVENT-REAL ESTATE ACQUISITION

On February 1, 2001 the company acquired two office condos to be used as office space. The purchase price was $250,000. The company occupied this new office space on February 28, 2001. Until the new space was occupied the company operated under a month to month lease at $1,031 a month.

                  [Alternate Certificate of Indebtedness Page]

                                   $17,000,000

                                   Cornerstone
                                   Ministries
                                Investments, Inc.

                      SERIES B CERTIFICATES OF INDEBTEDNESS

                            -------------------------

         Cornerstone Ministries Investments, Inc. is offering these Series B Certificates of Indebtedness directly to investors and also through selected securities broker-dealers, on a best efforts basis.

         The amount you pay for certificates will be repaid upon their maturity date, unless you choose to replace them with any certificates we may be offering at that time. We do not expect that there will be any trading market for the certificates.

         This offering will end when all the certificates have been purchased or earlier, if we decide to close the offering. There is no requirement that a minimum number of certificates must be sold.

                            -------------------------

         This offering involves a high degree of risk. See "Risk Factors" beginning on page 4.

                            -------------------------

Neither  the  Securities  and  Exchange  Commission  nor  any  state  securities regulator  has  approved  or  disapproved  the  shares  or  determined  if  this prospectus  is accurate or  complete.  Any  representation  to the contrary is a criminal offense.
===================================================================================================================
    Certificate            Annual           Principal         Public Offering      Broker-dealer
     Maturity             Interest           Amount              Price per         Discounts and       Proceeds to
        Date                Rate             Offered            Certificate         Commissions            CMI
-------------------------------------------------------------------------------------------------------------------
March 15, 2003             7.00%          $ 3,000,000             $2,500                $ 75          $2,425
March 15, 2005             9.00%           14,000,000             $2,500                $125          $2,375
-------------------------------------------------------------------------------------------------------------------

  Total                                   $17,000,000                               $790,000     $16,210,000
===================================================================================================================


                               The date of this Prospectus is___________, 2001

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 27.  Exhibits

     Exhibits listed below are filed as part of this Post-effective Amendment to Registration Statement pursuant to Item 601 of Regulation S-B.

     Exhibit
     Number                             Description
     ------                             -----------

       23.1      Consent of T. Jackson McDaniel III, Certified Public Accountant
       27        Financial Data Schedule

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this Post-effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, in Cumming, Georgia, on March 20, 2001.


                           PIF/CORNERSTONE MINISTRIES INVESTMENTS, INC. (Issuer)

                                   By    S/CECIL A. BROOKS
                                      ------------------------------------------
                                   Cecil A. Brooks, Chief Executive Officer

         In accordance with the requirements of the Securities Act of 1933, this post-effective  amendment  No. 1 to  registration  statement  was  signed by the following persons in the capacities and on the dates stated.
                 Signature                                    Title                                      Date
   S/CECIL A. BROOKS                                 Chief Executive Officer, President and          March 20, 2001
--------------------------------------------         Chairman of the Board of Directors
   Cecil A. Brooks

   S/JOHN T. OTTINGER                                Vice President, Chief Financial Officer         March 20, 2001
--------------------------------------------         Secretary, Treasurer and Director
   John T. Ottinger                                  (Principal financial and accounting officer)

   S/THEODORE R. FOX                                 Director                                        March 20, 2001
--------------------------------------------
   Theodore R. Fox

   S/RICHARD E. MCLAUGHLIN                           Director                                        March 20, 2001
--------------------------------------------
   Richard E. McLaughlin

   S/JAYME SICKERT                                   Director                                        March 20, 2001
--------------------------------------------
   Jayme Sickert

   S/IRVING B. WICKER                                Director                                        March 20, 2001
--------------------------------------------
   Irving B. Wicker

   S/TAYLOR MCGOWN                                   Director                                        March 20, 2001
--------------------------------------------
   Taylor McGown

   S/HENRY R. DARDEN                                 Director                                        March 20, 2001
--------------------------------------------
   Henry Darden

*  S/CECIL A. BROOKS
   -----------------
   Cecil A. Brooks
p   Attorney-in-fact
